UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amador Gold Corp.
(Name of Issuer)

Common Shares without Par Value
(Title of Class of Securities)

02264 P 10 1
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No. 02264 P 10 1	Page 2 of 10

1	NAMES OF REPORTING PERSONS
S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Joe Clement Dwek Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ____ (b) ____

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
58,459,667 (See Item 4)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
58,459,667 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,459,667 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.99%

12	TYPE OF REPORTING PERSON
IN

CUSIP No. 02264 P 10 1	Page 3 of 10

1	NAMES OF REPORTING PERSONS
S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Joe Dwek Management Consultants 2007 Inc. Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ___ (b) ___

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
58,459,667 (See Item 4)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
58,459,667 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,459,667 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.99%

12	TYPE OF REPORTING PERSON
CO

CUSIP No. 02264 P 10 1	Page 4 of 10

1	NAMES OF REPORTING PERSONS
S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Imtiaz Hashmani Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ____ (b) ____

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
58,459,667 (See Item 4)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
58,459,667 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,459,667 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.99%

12	TYPE OF REPORTING PERSON
IN

CUSIP No. 02264 P 10 1	Page 5 of 10

1	NAMES OF REPORTING PERSONS
S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Pathway Multi Series Fund Inc. MIN001 Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ____ (b) ____

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
19,874,998 (See Item 4)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
19,874,998 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,874,998 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.22%

12	TYPE OF REPORTING PERSON
CO

CUSIP No. 02264 P 10 1	Page 6 of 10

Item 1(a).	Name of Issuer:

Amador Gold Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

711-675 West Hastings Street
Vancouver, British Columbia, Canada V6B 1N2
Item 2
(a). - (c). Name, Principal Business Address and Citizenship of Persons Filing:

(1) Joe Clement Dwek
Suite 210, 110 Finch Avenue West
Toronto, Ontario, Canada M3J 2T2
Citizenship: Canada

(2) Joe Dwek Management Consultants 2007 Inc.
Suite 210, 110 Finch Avenue West
Toronto, Ontario, Canada M3J 2T2
Citizenship: Canada

(3) Imtiaz Hashmani
Suite 210, 110 Finch Avenue West
Toronto, Ontario, Canada M3J 2T2
Citizenship: Canada

(4) Pathway Multi Series Fund Inc. MIN001
Suite 210, 110 Finch Avenue West
Toronto, Ontario, Canada M3J 2T2
Citizenship: Canada

Item 2(d).	Title of Class of Securities: Common Shares without Par Value

Item 2(e).	CUSIP Number: 02264 P 10 1

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) / /	Broker or dealer registered under Section 15 of the Exchange Act.
(b) / /	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c) / /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d) / /	Investment company registered under Section 8 of the Investment Company Act.
(e) / /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f) / /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g) / /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h) / /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i) / /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j) / /	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).
(k) / /	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: __________________

Not Applicable

CUSIP No. 02264 P 10 1	Page 7 of 10

Item 4.

Ownership.

The information in items 1 and 5 through 11 on the cover pages (pp. 2-5) on Schedule 13G is hereby incorporated by reference.

This Schedule 13G is filed by (1) Joe Clement Dwek, (2) Joe Dwek Management Consultants 2007 Inc., (3) Imtiaz Hashmani (the foregoing (1), (2) and (3) together, the “Aggregate Beneficial Owners”), who share beneficial ownership of an aggregate 58,459,667 Common Shares of the Issuer, and by (4) Pathway Multi Series Fund Inc. MIN001 (“Pathway Multi Series”), the direct beneficial owner of 19,874,998 Common Shares of the Issuer, which are included in the aggregate total reported by the Aggregate Beneficial Owners. The Aggregate Beneficial Owners and Pathway Multi Series are the Reporting Persons for purposes of this Schedule 13G, and their beneficial ownership of Common Shares reflects ownership of both Common Shares and Warrants (as defined below) to purchase Common Shares, as adjusted by the Aggregate Exercise Cap (as defined below). In addition to Pathway Multi Series, the other direct beneficial owners of the Common Shares (including Warrants) are the following limited partnerships, none of which individually owns 5% or more of these securities:

MineralFields 2008-V Super Flow-Through LP; Pathway Mining 2008 Flow-Through LP; Pathway Mining 2008-II Flow-Through LP; MineralFields 2009 Super Flow-Through LP; MineralFields 2009-VII Super Flow-Through LP; and Pathway Mining 2009-II Flow-Through LP (each, a “Fund” and collectively, the “Funds”). Mr. Dwek is the President, a Director and the sole shareholder of each of the respective corporate general partners of the Funds, namely: MineralFields 2008-V Inc.; Pathway Mining 2008 Inc.; Pathway Mining 2008-II Inc.; MineralFields 2009 Inc.; MineralFields 2009-VII Inc.; and Pathway Mining 2009-II Inc. (each, a “Corporate General Partner” and collectively, the “Corporate General Partners”). Mr. Hashmani is also a Director of Pathway Multi Series and of each of the Corporate General Partners and, with Mr. Dwek, shares voting control with respect to the Common Shares held by the Aggregate Beneficial Owners. Each of Pathway Multi Series, the Funds and Corporate General Partners has the same business address as each of the Aggregate Beneficial Owners and each has Canadian citizenship.

The Common Shares reported on this Schedule 13G as beneficially owned by the Aggregate Beneficial Owners do not include 5,766,759 Common Shares issuable upon exercise of warrants of the Issuer (the “Warrants”). All of the Warrants held by the Aggregate Beneficial Owners are subject, in aggregate, to an exercise cap (the “Aggregate Exercise Cap”) that currently precludes the holder thereof from exercising such Warrant to the extent the holder, together with persons deemed to be affiliates of the holder at such time under applicable securities laws would, after such exercise, beneficially own (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) in excess of 19.99% of the Issuer’s Common Shares then outstanding. As to Pathway Multi Series, this Schedule 13G reflects all of the Common Shares beneficially owned by it, notwithstanding that these shares are subject to the Aggregate Exercise Cap as well. The Warrants are currently exercisable, subject to the Aggregate Exercise Cap, for two years following the issuance of the Warrants, at an exercise price of CDN$0.10 per share.

The 58,459,667 Common Shares reported as beneficially owned by the Aggregate Beneficial Owners comprise 26,565,714 Common Shares of the Issuer and 31,893,953 Common Shares of the Issuer that are issuable upon exercise of the Warrants (as adjusted for the Aggregate Exercise Cap). These include the 19,874,998 Common Shares reported as beneficially owned by Pathway Multi Series comprise 5,000,000 Common Shares and 14,874,998 Warrants (not adjusted for the Aggregate Exercise Cap).

CUSIP No. 02264 P 10 1	Page 8 of 10

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security

Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below, each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 02264 P 10 1	Page 9 of 10

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 10, 2010	/s/ Joe Clement Dwek
Joe Clement Dwek, individually

Date: February 10, 2010	Joe Dwek Management Consultants 2007 Inc.

By: /s/ Joe Clement Dwek
Joe Clement Dwek, President

Date: February 10, 2010	/s/ Imtiaz Hashmani
Imtiaz Hashmani, individually

Date: February 10, 2010	Pathway Multi Series Fund Inc. MIN 001

By: /s/ Joe Clement Dwek
Joe Clement Dwek, President

EXHIBIT 1

AGREEMENT TO FILE JOINTLY

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of Common Shares of Amador Gold Corp. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date: February 10, 2010	/s/ Joe Clement Dwek
Joe Clement Dwek, individually

Date: February 10, 2010	Joe Dwek Management Consultants 2007 Inc.

By: /s/ Joe Clement Dwek
Joe Clement Dwek, President

Date: February 10, 2010	/s/ Imtiaz Hashmani
Imtiaz Hashmani, individually

Date: February 10, 2010	Pathway Multi Series Fund Inc. MIN 001

By: /s/ Joe Clement Dwek
Joe Clement Dwek, President